FILED BY NOKIA CORPORATION

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

SUBJECT COMPANY: ALCATEL-LUCENT

COMMISSION FILE NO. 001-11130

Senior Leader Key Messages

15/04/15

Strategic Rationale

•                  The combination of Nokia and Alcatel-Lucent creates an innovation leader in next generation technology and services for an IP connected world.

•                  This deal creates a company with a combined market cap of around €45bn and a revenue base of around €26bn. We will have the size, influence and expertise to drive transformation change across the ecosystem.

•                  It creates a global leader with the scope and scale to pursue top positions in every area we choose to compete, to drive profitable growth and meet the needs of customers of all kinds. Together we will be:

•                  #1 in overall carrier grade networking and IP, strong in LTE and IMS Core, in Network Implementation, in VDSL, IP access and IP edge

•                  #2 in the carrier market for networking and IP

•                  One of the world’s largest telco services businesses, in which we are the industry profit leader

•                  A market leader in the United States, top foreign vendor in China, and almost doubling the size of Nokia in Latin America and Europe

•                  The combined company will have unparalleled innovation capabilities with Alcatel Lucent’s iconic Bell Labs, Nokia’s FutureWorks as well as Nokia technologies, which will stay as a separate entity with a clear focus on licensing and the incubation of new technologies.

•                  Together we will have a massive R&D capacity, with a spend of €4.7bn and more than 40,000 R&D employees.

•                  We will be able to offer the most complete mobile and fixed network offer with all-IP, cloud-based technology, supported by a strengthened Global Services organization.

•                  Our strengthened presence in all geographies — particularly in the United States, China, Europe and Asia Pacific — would give us the scale and reach to better serve our customers’ global needs.

•                  We will remain headquartered in Finland, with strategic business locations and major R&D centres in France and many other countries including Germany, the United States and China

Shared Vision and culture for the Future

•                  Both companies share a vision of the direction in which the world of technology is heading. We share a culture of innovation, and have deep expertise in the technologies of tomorrow.

•                  Only a company with innovation at its core will be able to meet the next generation needs. Nokia intends to be that kind of company and now is the time for it.

•                  This combined company intends to be a global powerhouse of networks know-how.

•                  We foster a high performance culture with strong values and unwavering commitment to ethics and integrity.

•                  We aspire to be a great place for ongoing learning and development.

•                  We will continue to attract and retain the best talent.

Jobs

•                  Both companies have significant relevant experience of integrating businesses, and are committed to ensuring this deal is delivered in the best possible way with the lowest possible risk and in compliance with our obligations towards our employees and their representatives.

•                  We expect there will be some areas of overlap, and that may mean some headcount impacts, but it is too early to speculate with these as it will be 12-18 months before any decisions about the future structure and organization will be made after the required employee consultation procedures.

•                  This combination is about growth, and will offer exciting opportunities for our employees.

•                  We will continue to attract and retain the best talent, all based on our strong culture and shared values.

Next Steps

•                  The closing of the transaction is subject to approval by Nokia shareholders, completion of relevant works council consultations, receipt of regulatory approvals and other customary conditions.

•                  We will maintain close contact with all our key stakeholders throughout the process, including our employees.

•                  Until the deal closes, in the first half of 2016 at the earliest, it is business as usual and we will continue to operate as two entirely separate companies. We must not be distracted from our day-to-day jobs and continue to focus on delivering to our customers.

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FORWARD-LOOKING STATEMENTS

This communication contains forward-looking statements that reflect Nokia’s current expectations and views of future events and developments. Some of these forward-looking statements can be identified by terms and phrases such as “anticipate,” “should,” “likely,” “foresee,” “believe,” “estimate,” “expect,” “intend,” “continue,” “could,” “may,” “plan,” “project,” “predict,” “will” and similar expressions. These forward-looking statements include statements relating to: the expected characteristics of the combined company; the target annual run rate cost synergies for the combined group; expected customer reach of the combined group; expected financial results of the combined group; expected timing of closing of the proposed transaction and satisfaction of conditions precedent, including regulatory conditions; transaction timeline, including the Nokia shareholders’ meeting; expected governance structure of the combined group and Nokia’s commitment to conducting business in France and China. These forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond our control, which could cause actual results to differ materially from such statements. These forward-looking statements are based on our beliefs, assumptions and expectations of future performance, taking into account the information currently available to us. These forward-looking statements are only predictions based upon our current expectations and views of future events and developments and are subject to risks and uncertainties that are difficult to predict because they relate to events and depend on circumstances that will occur in the future. Risks and uncertainties include: the ability of Nokia to integrate Alcatel-Lucent into Nokia operations; the performance of the global economy; the capacity for growth in internet and technology usage; the consolidation and convergence of the industry, its suppliers and its customers; the effect of changes in governmental regulations; disruption from the proposed transaction making it more difficult to maintain relationships with customers, employees or suppliers; and the impact on the combined company (after giving effect to the proposed transaction with Alcatel-Lucent) of any of the foregoing risks or forward-looking statements, as well as other risk factors listed from time to time in Nokia’s and Alcatel-Lucent’s filings with the U.S. Securities and Exchange Commission (“SEC”).

The forward-looking statements should be read in conjunction with the other cautionary statements that are included elsewhere, including the Risk Factors section of the Registration Statement (as defined below), Nokia’s and Alcatel-Lucent’s most recent annual reports on Form 20-F, reports furnished on Form 6-K, and any other documents that Nokia or Alcatel-Lucent have filed with the SEC. Any forward-looking statements made in this communication are qualified in their entirety by these cautionary statements, and there can be no assurance that the actual results or developments anticipated by us will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

IMPORTANT ADDITIONAL INFORMATION

This communication relates to the proposed public exchange offer by Nokia to exchange all of common stock and convertible securities issued by Alcatel-Lucent for new ordinary shares of Nokia. This communication is for informational purposes only and does not constitute or form part of any offer to exchange, or a solicitation of an offer to exchange, all of common stock and convertible securities of Alcatel-Lucent in any jurisdiction.  This document is not  a substitute for the tender offer statement on Schedule TO or the preliminary prospectus / offer to exchange included in the Registration Statement on Form F-4 (the “Registration Statement”) to be filed with the SEC, the Solicitation / Recommendation Statement on Schedule 14D-9 to be filed with the SEC, the listing prospectus of Nokia to be filed with the Finnish Financial Supervisory Authority or the tender offer document to be filed with the Autorité des marchés financiers (including the letter of transmittal and related documents and as amended and supplemented from time to time, the “Exchange Offer Documents”). The proposed exchange offer referenced in this document has not yet commenced.  No offering of securities shall be made in the United States except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933. The tender offer will be made only through the Exchange Offer Documents.

The making of the proposed exchange offer to specific persons who are residents in or nationals or citizens of jurisdictions outside France or the United States or to custodians, nominees or trustees of such persons (the “Excluded Shareholders”) may be made only in accordance with the laws of the relevant jurisdiction. It is the responsibility of the Excluded Shareholders wishing to accept an exchange offer to inform themselves of and ensure compliance with the laws of their respective jurisdictions in relation to the proposed exchange offer.

INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND ALL OTHER RELEVANT DOCUMENTS THAT NOKIA OR ALCATEL-LUCENT HAS FILED OR MAY FILE WITH THE SEC, AMF, NASDAQ OMX HELSINKI OR FINNISH FINANCIAL SUPERVISORY AUTHORITY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION THAT INVESTORS AND SECURITY HOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING THE PROPOSED EXCHANGE OFFER.